

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via E-mail
Robert T. Joseph
President
Parnell Pharmaceuticals Holdings Ltd
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210

Re: Parnell Pharmaceuticals Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed June 9, 2014
File No. 333-196065

Dear Mr. Joseph:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

We are subject to export control laws, customs laws, sanctions laws and other laws governing our operations, including economic trade sanctions administered and enforced by the U.S. Department of Treasury's Office of Foreign Assets Control., page 33

1.   You state on page 33 of your amended Form F-1 filed June 9, 2014 that you sell a substantial portion of your products to distributors who, in turn, sell the products throughout the world, and may sell your products to certain OFAC targeted foreign countries, entities and individuals, including Iran. On page 73 of your amended Form F-1, you state that you utilize marketing partners in the Middle East and Africa, and that you intend to enter the Latin American market. Cuba, Iran, Sudan and Syria, countries located in those regions, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, including contacts through subsidiaries, affiliates, distributors, partners, customers or other indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. With regard to your reference to possible sales by distributors of your products into "certain" OFAC targeted foreign countries, it appears that the distribution agreement filed as Exhibit 10.2 to the registration statement does not restrict sales into any of the countries that are subject to economic sanctions administered by OFAC. Please advise or revise the disclosure to make clear that your distributors may sell to OFAC targeted countries, without using the limiting word "certain," as appropriate.

3. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Exhibit 5.1, Opinion of Atanaskovic Hartnell

4. Please tell us whether your corporate conversion from a proprietary company limited by shares to that of a public company limited by shares was effective at the time counsel issued its opinion. If not, please explain to us how the corporate conversion would impact counsel's opinion on the legality of the shares being offered by the company.

5. Please have counsel date its opinion letter.

6. Please have counsel revise its opinion to recognize that the shares being offered by the selling shareholders are already outstanding and fully paid. In this regard, we would expect the opinion to state that the shares "are" – and not "will be" – legally issued, fully paid and non-assessable For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, Legality of Tax Opinions in Registered Offerings, available on our website at http://www.sec.gov/interps/legal.shtml.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

                                Sincerely,

                                /s/ Kathleen Krebs, for

                                Larry Spirgel
                                Assistant Director

cc: Via E-mail
        David C. Schwartz, Esq.